Exhibit 99.1

FOR IMMEDIATE RELEASE

27 September 2021

RESULTS OF COURT MEETING AND GENERAL MEETING

On 20 August 2021, Tiziana Life Sciences Plc (“Old Tiziana”) announced that it has formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd (“New Tiziana”), a Bermuda-incorporated company, as the ultimate parent company of the of the Tiziana Group, to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

The board of directors of Old Tiziana (the “Board”) is pleased to announce that at the Court Meeting and the General Meeting held earlier today in connection with the Scheme:

•	a majority in number of the Scheme Shareholders who voted (either in person or by proxy), representing not less than 75 per cent. in value of the Scheme Shares held by the Scheme Shareholders approved the Scheme at the Court Meeting; and
•	the requisite majority of Old Tiziana Shareholders voted to pass the Special Resolutions and the Ordinary Resolution proposed at the General Meeting.

Details of the resolutions passed are set out in the notices of the Court Meeting and the General Meeting contained in Parts VIII and IX (respectively) of the scheme document published and posted to Old Tiziana shareholders on 3 September 2021 (the “Scheme Document”). Full details of the Scheme are set out in the Scheme Document.

The total number of ordinary shares in Old Tiziana in issue at the Voting Record Time (being 6.00 p.m. on 23 September 2021) was 194,612,289 ordinary shares of 3 pence each. As at the Voting Record Time, Tiziana did not hold any Old Tiziana shares in treasury.

A summary of the voting results in relation to the Court Meeting and the General Meeting is set out below.

Voting Results of the Court Meeting

At the Court Meeting convened in accordance with an order of the Court dated 26 August 2021, a majority in number of the Scheme Shareholders who voted (either in person or by proxy) and who together represented 99.11 per cent. in value of the Scheme Shares held by those Scheme Shareholders, voted by way of poll in favour of the resolution to approve the Scheme. Each Scheme Shareholder, present in person or by proxy, was entitled to one vote for each Scheme Share held at the Voting Record Time.

Accordingly, the resolution to approve the Scheme was duly passed. Details of the votes cast by Scheme Shareholders were as follows:

Results of the Court Meeting	No. of Scheme Shares voted	% of Scheme Shares voted	No. of Scheme Shareholders who voted	% of Scheme Shareholders who voted	Number of Scheme Shares voted as a % of all Scheme Shares in issue
FOR	109,709,962	99.11%	24	3.27%	56.37%
AGAINST	984,221	0.89%	8	1.09%	0.51%
TOTAL	110,694,183	100%	32	4.36%	56.88%

Voting Results of the General Meeting

At the General Meeting, the resolutions needed to authorise the directors of Tiziana to take all such action as they consider necessary or appropriate for carrying the Scheme into effect, to approve associated amendments to the Articles of Association and, conditional upon and subject to the Scheme having become effective, approve the New Tiziana Share Option Scheme and authorise the directors of New Tiziana to implement the scheme were duly passed, on a poll, by the requisite majority of Tiziana Shareholders. Each Tiziana Shareholder, present in person or by proxy, was entitled to one vote for each Tiziana Share held at the Voting Record Time.

Details of the votes cast by Tiziana Shareholders were as follows:

Results of the General Meeting	FOR		AGAINST		TOTAL	WITHELD*
	No. of Old Tiziana Shares voted	% of Old Tiziana Shares voted	No. of Old Tiziana Shares voted	% of Old Tiziana Shares voted	No. of Old Tiziana Shares voted	No. of Old Tiziana Shares
Special Resolution 1	108,741,665	99.11%	971,655	0.89%	109,713,320	722,516
Special Resolution 2	108,605,854	99.12%	969,426	0.88%	109,575,208	860,556
Ordinary Resolution 3	98,943,734	90.21%	10,743,437	9.79%	109,687,171	748,665

A vote withheld is not a vote in law and was not counted in the calculation of the proportion of the votes cast either "For" or "Against" the relevant Special Resolution. Any proxy appointments which gave discretion to the Chairman have been included in the vote "For" total.

Certain figures included in the tables above have been subjected to rounding adjustments. Accordingly, figures shown and presented in different columns may vary slightly from the full arithmetic aggregation of those figures.

Effective Date and Timetable

The Scheme remains subject to sanction by the Court at the Court Hearing, the delivery of a copy of the Court Order to the Registrar of Companies and the satisfaction of the other conditions set out in Paragraph 3 of Part II of the Scheme Document. The Court Hearing will be held on 19 October 2021.

It is intended that, prior to the Scheme becoming Effective, applications will be made to the FCA and the London Stock Exchange to cancel the admission of Old Tiziana shares on the Standard Segment of the Official List and to trading on the London Stock Exchange's Main Market for listed securities respectively.

The expected timetable of principal events is as follows:

Expected Timetable of Principal Events

Event	Expected time/date
Court Hearing to sanction the Scheme and the Old Tiziana Reduction of Capital	19 October 2021
Scheme Record Time	Close of business on 20 October 2021
Last day of dealings in, and for registration of transfers of, Old Tiziana ADSs	20 October 2021
Last day of dealings in, and for registration of transfers of, Old Tiziana Shares	20 October 2021
Scheme Effective Date	21 October 2021
Effective date for the Share Capital Consolidation	Immediately after the Scheme becomes effective on 21 October 2021
Delisting of Old Tiziana Shares from the Main Market	8:00 a.m. on 21 October 2021
Cancellation of listing of Old Tiziana ADSs on NASDAQ	9.30 a.m. (New York time) on 21 October 2021
Commencement of trading in the New Tiziana Shares on NASDAQ	9.30 a.m. (New York time) on 21 October 2021

For the purposes of UK MAR, the person responsible for arranging for the release of this announcement on behalf of Tiziana is Dr Kunwar Shailubhai, Chief Executive Officer.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

For further information please contact:

Keeren Shah, Finance Director: +44 (0) 207 495 2379 or

email: info@tizianalifesciences.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn's Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody ("mAb") in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn's Disease, multiple sclerosis, type-1 diabetes ("T1D"), inflammatory bowel disease ("IBD"), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor ("IL6R") mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.